Exhibit (a)(5)(xvi)

725 Chesterbrook Blvd. Wayne Pennsylvania 19087 United States www.shire.com

January 15, 2014

Dear ViroPharma Colleagues,

When we first met with you in November following the initial merger announcement we committed to communicating information to you when we had it available. In December, we provided a brief update on how we were progressing through integration planning. Today I would like to update you regarding staffing and other integration-related decisions made thus far. In making these decisions, we have followed a “listen and learn” approach to better understand your recipe for success. We also have been working closely with your integration leads (Tom Doyle, Clayton Fletcher and Bob Doody) to ensure we are working in an appropriate manner and accessing relevant information.

As we shared with you earlier, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to Shire’s proposed acquisition of ViroPharma has recently expired.  As a result of our waiver of the Office of Fair Trading (OFT) approval condition to the announced tender offer for all of the outstanding shares of ViroPharma Incorporated, the transaction is no longer conditional on OFT approval, and Shire expects to complete the tender offer on January 24, 2014 following the currently scheduled expiration time, subject to the satisfaction of all of the remaining conditions to the tender offer.

While we’re working to complete the last steps to finalize the transaction, we encourage you to remain focused on your work; integration planning will continue in parallel.

Bringing ViroPharma Employees into Shire
We recognize that you probably want to know what’s in store for you once the merger is completed. Nearly all ViroPharma employees will become Shire employees on Day 1; Fewer than 10 ViroPharma employees will leave the organization immediately prior to the close of the transaction, all of whom are based in the United States.

Upon close, we are proposing to create two broad groupings of roles – “Long term” and “Transitional.”  Long-term roles are those proposed to support the business-critical operations. Transitional roles are proposed to focus on helping manage the integration of ViroPharma business operations into Shire.

Examples of Long-term roles are those in customer-facing groups (e.g., Cinryze Patient Services and U.S. and European Sales organizations) and Technology Development & Operations. While the reporting lines at the top of these functions will likely change on Day 1, the overall structures of these groups will principally remain intact for an extended period of time following the close.

Transitional roles will be largely comprised of General & Administrative functions. Subject to local legal requirements, we expect to complete most work transitions within six months, but some could take up to 24 months.

Because of the varied projects and operations within Research and Development, this group will have both longer-term and transitional roles. Currently, we’re focused on Cinryze, Maribavir and VP20621 but will, post-close, quickly assess and make decisions related to the continuation of all pipeline programs.

In terms of ViroPharma facilities, our proposals are to integrate ViroPharma employees and work into Shire locations and close most existing ViroPharma sites by year end.

What to Expect Now and Following Close
Shire’s integration sub-teams have made significant progress in determining how the work will get done (the “roles”), as well as the processes and timing for completion of work required to complete staffing plans. Starting this week, many Shire leaders will reach out to your various teams to share these plans with you and will provide as much information as possible about the approach for your specific team or department. Because we’re enabling our teams to tailor their integration plans based on their specific business needs, it is possible that you will hear about differing timelines and activities across the ViroPharma organization.

Beyond the meetings to be conducted during the “pre-close” period, following the close we plan to host welcome receptions and town hall meetings at the major ViroPharma sites (Exton, Maidenhead and Brussels). Following the town halls, we will also facilitate small functional group meetings with Shire leaders. Within one week, we will also ensure your respective Shire leader informs you directly about the proposed process / timelines for learning final decisions about your role within Shire.

Five Critical Success Factors
We have identified five critical success factors we need to achieve to realize the patient/customer, business, and financial benefits of our merger:

1.	Exceed revenue targets for all marketed products
2.	Ensure uninterrupted supply of all marketed products and resolve all outstanding manufacturing regulatory concerns
3.	Identify and retain top talent to ensure the value of the acquisition and complement the One Shire transition
4.	Ensure timely progression of value-adding pipeline programs
5.	Fully realize acquisition cost and revenue synergy targets

While this is an exciting time, it is also a time of significant change for you. We understand that, and we will do everything we can to make the integration process as quick, fair and collaborative as we can. Following the close, as we integrate our two companies, our promise is to maintain an open dialogue with you.

ViroPharma as part of Shire will become part of a larger, more diverse biopharmaceutical company with global resources, increased scale and more opportunities for growth.  Together we can bring more products and services to patients and their families around the world. This obviously will require a smooth and collaborative integration with you. We look forward to making this happen together.

Best regards,

Carrie Frey
Head, Shire Corporate Planning & Program Management and Integration Leader

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell ViroPharma common stock. The offer to buy ViroPharma common stock is being made pursuant to a tender offer statement (including the offer to purchase, letter of transmittal and other related tender offer materials) filed by Shire Pharmaceutical Holdings Ireland Limited (SPHIL) and a subsidiary of SPHIL with the U.S. Securities and Exchange Commission (SEC) on November 25, 2013. In addition, on November 25, 2013, ViroPharma filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement as they contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials and other documents filed by SPHIL and ViroPharma with the SEC at the website maintained by the SEC at http://www.sec.gov. The tender offer statement and related materials, and the solicitation/recommendation statement, may also be obtained for free by contacting the information agent for the offer, MacKenzie Partners, Inc., at (212) 929-5500 or toll-free at (800) 322-2885.
Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.

FORWARD - LOOKING STATEMENTS
Statements included in this announcement that are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire's results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire's proposed acquisition of ViroPharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;
•
a governmental or regulatory approval required for the proposed acquisition of ViroPharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
ViroPharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or ViroPharma’s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources; and

•
difficulties in integrating ViroPharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and other risks and uncertainties detailed from time to time in Shire’s or ViroPharma’s filings with the U.S. Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.